June 13, 2013

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:    Thermo Fisher Scientific Inc.
Form 10-K for the year ended December 31, 2012
File no. 1-08002

Dear Mr. James:

In response to the staff’s letter of May 30, 2013, we respond as follows:

1.
Comment: We note that within your effective tax rate reconciliation, the impact of the foreign rate differential is significant in each year. Please tell us the countries for which the significant portion of this item relates and quantify to the extent practicable. In future filings, revise the income tax discussions in Management’s Discussion and Analysis to provide a robust discussion of your tax positions in these foreign tax jurisdictions and how they have impacted, and will impact in future periods, your income tax provision and net income. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response:  The company has operations and a taxable presence in nearly 50 countries outside the U.S. All of these countries except three have a lower tax rate than the U.S. The countries in which the company has a material presence that have significantly lower tax rates than the U.S. include Germany, the Netherlands, Sweden, Switzerland and the United Kingdom. In addition, in some instances, the company obtains interest expense deductions outside the U.S. on intercompany loans for acquisitions where the offsetting interest income is earned and taxed in lower rate jurisdictions. Thus, the foreign rate differential does not relate proportionally to the amount of pre-tax foreign income reported in the company’s breakdown of domestic and foreign pre-tax income.

The company discussed the judgments involved in computing its income tax provision in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis on pages 32-33 of its 2012 Form 10-K. In response to the staff’s comment, in future filings, the company proposes to disclose the following:

The company has operations and a taxable presence in nearly 50 countries outside the U.S. All of these countries except three have a lower tax rate than the U.S. The countries in which the company has a material presence that have significantly lower tax rates than the U.S. include Germany, the Netherlands, Sweden, Switzerland and the United Kingdom. The company’s ability to obtain a benefit from lower tax rates outside the U.S. is dependent on its relative levels of income in countries outside the U.S. and on the statutory tax rates in those countries. Based on the dispersion of the company’s non-U.S. income tax provision among many countries, the company believes that a change in the statutory tax rate in any individual country is not likely to materially affect the company’s income tax provision or net income, aside from any resulting one-time adjustment to the company’s deferred tax balances to reflect a new tax rate.

If you have any questions on this response, please contact Peter Hornstra or me at (781) 622-1000.

Sincerely,

/s/ Peter M. Wilver
Peter M. Wilver
Senior Vice President and
Chief Financial Officer